SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

OPLINK COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

Koch Optics, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (and the associated preferred share purchase rights)

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Raffaele G. Fazio, Esq.

Deputy General Counsel—Corporate and Commercial

Koch Companies Public Sector, LLC

4111 E. 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Whit Kilgroe, Esq. Koch Companies Public Sector, LLC 4111 E. 37th Street North Wichita, Kansas 67220 (316) 828-5500	Bradley C. Faris, Esq. Timothy P. FitzSimons, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, Illinois 60611 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$444,349,683.70	$51,633.43

*                 Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 19,677,843 shares of common stock, par value $0.001 per share, of Oplink Communications, Inc., and the associated preferred share purchase rights, at a purchase price of $24.25 per share. Such number of shares consists of (i) 17,075,394 shares of common stock issued and outstanding as of November 14, 2014, and (ii) 2,602,449 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001162 of the transaction valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,633.43	Filing Party: Koch Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2014

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 3, 2014, Amendment No. 2 filed with the SEC on December 5, 2014, Amendment No. 3 filed with the SEC on December 8, 2014, Amendment No. 4 filed with the SEC on December 10, 2014 and this Amendment, the “Schedule TO”), which relates to the offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink Communications, Inc., a Delaware corporation (“Oplink”), at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Koch Industries and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, December 22, 2014. The Depositary advised us that as of such time 14,701,501 Shares were validly tendered into, and not properly withdrawn from, the Offer, representing approximately 83.84% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by the Purchaser.

As a result of the purchase of Shares in the Offer, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of Oplink. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into Oplink, with Oplink surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by Parent or the Purchaser or Shares for which an Oplink stockholder has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per Share equal to the Offer Price. The Shares ceased to trade on the NASDAQ Global Market prior to the opening of business on December 23, 2014, and Oplink has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock and associated Rights.

On December 23, 2014, Parent, the Purchaser and Oplink issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(C) Joint Press Release issued by Parent, the Purchaser and Oplink on December 23, 2014.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koch Optics, Inc.

By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Authorized Representative

Date: December 23, 2014

3

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 24, 2014*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)

Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Koch Industries with the SEC on November 19, 2014)*

(a)(1)(F)	Summary Advertisement published on November 24, 2014*

(a)(1)(G)	Press Release issued by Koch Industries, dated November 24, 2014*

(a)(5)(A)	Class Action Complaint, dated December 3, 2014 (Brewerton v. Oplink Communications Inc. et al)*

(a)(5)(B)	Class Action Complaint, dated December 9, 2014 (Calenoff v. Oplink Communications Inc. et al)*

(a)(5)(C)	Joint Press Release issued by Parent, the Purchaser and Oplink on December 23, 2014.

(d)(1)

Agreement and Plan of Merger, dated as of November 18, 2014, by and among Koch Industries, the Purchaser and Oplink (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)*

(d)(2)

Form of Tender and Support Agreement(s), dated as of November 18, 2014, which were entered into among Koch Industries and the Purchaser and each of Joseph Liu, Chieh Chang, Tim Christoffersen, Jesse Jack and Hua Lee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)*

(d)(3)	Confidentiality Agreement, dated as of August 18, 2014, by and between Oplink and Molex Incorporated*

(d)(4)

First Amendment to Rights Agreement, dated as of November 18, 2014, by and between Oplink and Computershare Inc. (as successor to Computershare Shareowner Services LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)*

* Previously filed.

4